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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           BAUSCH & LOMB INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.40 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    071707103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Peter A. Nussbaum
                             S.A.C. Capital Advisors
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 10, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ] (See explanatory note to this Schedule
          13D)

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP NO. 071707103                                                  Page 2 of 9

---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           S.A.C. Capital Advisors, LLC
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
           (b)      [X]
---------- ---------------------------------------------------------------------
   3.      SEC Use only

---------- ---------------------------------------------------------------------
   4.      Source of funds (See Instructions)           AF

---------- ---------------------------------------------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]

---------- ---------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------

----------------- ----- -------------------- -----------------------------------
                   7.   Sole Voting Power             None

Number of         ----- ------------------------ -------------------------------
Shares             8.   Shared Voting Power               912,900 * (see Item 5)
Beneficially
Owned by          ----- -------------------------- -----------------------------
Each               9.   Sole Dispositive Power              None
Reporting
Person With:      ----- ---------------------------- ---------------------------
                  10.   Shared Dispositive Power          912,900 * (see Item 5)

---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each
           Reporting Person                               912,900 * (see Item 5)

---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                          [ ]

---------- ---------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in
           Row (11)                                       1.7%* (see Item 5)

---------- ---------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions)            OO

CUSIP NO. 071707103                                                  Page 3 of 9

---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           S.A.C. Capital Management, LLC
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
           (b)      [X]
---------- ---------------------------------------------------------------------
   3.      SEC Use only

---------- ---------------------------------------------------------------------
   4.      Source of funds (See Instructions)           AF

---------- ---------------------------------------------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]

---------- ---------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------

----------------- ----- -------------------- -----------------------------------
                   7.   Sole Voting Power             None

Number of         ----- ------------------------ -------------------------------
Shares             8.   Shared Voting Power               912,900 * (see Item 5)
Beneficially
Owned by          ----- -------------------------- -----------------------------
Each               9.   Sole Dispositive Power              None
Reporting
Person With:      ----- ---------------------------- ---------------------------
                  10.   Shared Dispositive Power          912,900 * (see Item 5)

---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each
           Reporting Person                               912,900 * (see Item 5)

---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                          [ ]

---------- ---------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in
           Row (11)                                       1.7%* (see Item 5)

---------- ---------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions)            OO

CUSIP NO. 071707103                                                  Page 4 of 9

---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           Sigma Capital Management, LLC
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
           (b)      [X]
---------- ---------------------------------------------------------------------
   3.      SEC Use only

---------- ---------------------------------------------------------------------
   4.      Source of funds (See Instructions)           AF

---------- ---------------------------------------------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]

---------- ---------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------

----------------- ----- -------------------- -----------------------------------
                   7.   Sole Voting Power             None

Number of         ----- ------------------------ -------------------------------
Shares             8.   Shared Voting Power               100,000 (see Item 5)
Beneficially
Owned by          ----- -------------------------- -----------------------------
Each               9.   Sole Dispositive Power              None
Reporting
Person With:      ----- ---------------------------- ---------------------------
                  10.   Shared Dispositive Power          100,000 (see Item 5)

---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each
           Reporting Person                               100,000 (see Item 5)

---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                          [ ]

---------- ---------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in
           Row (11)                                       0.2% (see Item 5)

---------- ---------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions)            OO

CUSIP NO. 071707103                                                  Page 5 of 9

---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           CR Intrinsic Investors, LLC
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
           (b)      [X]
---------- ---------------------------------------------------------------------
   3.      SEC Use only

---------- ---------------------------------------------------------------------
   4.      Source of funds (See Instructions)           AF

---------- ---------------------------------------------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]

---------- ---------------------------------------------------------------------
   6.      Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------

----------------- ----- -------------------- -----------------------------------
                   7.   Sole Voting Power             None

Number of         ----- ------------------------ -------------------------------
Shares             8.   Shared Voting Power               445,697 (see Item 5)
Beneficially
Owned by          ----- -------------------------- -----------------------------
Each               9.   Sole Dispositive Power              None
Reporting
Person With:      ----- ---------------------------- ---------------------------
                  10.   Shared Dispositive Power          445,697 (see Item 5)

---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each
           Reporting Person                               445,697 (see Item 5)

---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                          [ ]

---------- ---------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in
           Row (11)                                       0.8% (see Item 5)

---------- ---------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions)            OO

CUSIP NO. 071707103                                                  Page 6 of 9

---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           Steven A. Cohen
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)      [ ]
           (b)      [X]
---------- ---------------------------------------------------------------------
   3.      SEC Use only

---------- ---------------------------------------------------------------------
   4.      Source of funds (See Instructions)           AF

---------- ---------------------------------------------------------------------
   5.      Check if disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]

---------- ---------------------------------------------------------------------
   6.      Citizenship or Place of Organization         United States of America

---------- ---------------------------------------------------------------------

----------------- ----- -------------------- -----------------------------------
                   7.   Sole Voting Power             None

Number of         ----- ------------------------ -------------------------------
Shares             8.   Shared Voting Power             1,458,597 * (see Item 5)
Beneficially
Owned by          ----- -------------------------- -----------------------------
Each               9.   Sole Dispositive Power              None
Reporting
Person With:      ----- ---------------------------- ---------------------------
                  10.   Shared Dispositive Power        1,458,597 * (see Item 5)

---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each
           Reporting Person                             1,458,597 * (see Item 5)

---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares (See Instructions)                          [ ]

---------- ---------------------------------------------------------------------
   13.     Percent of Class Represented by Amount in
           Row (11)                                       2.7%* (see Item 5)

---------- ---------------------------------------------------------------------
   14.     Type of Reporting Person (See Instructions)            IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on July 5, 2007 (the "Original
Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the common stock, par value $0.40 per share, of Bausch & Lomb Incorporated, a New York corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

The SAC Portfolio Funds expended an aggregate of approximately $86,823,784.59 of their investment capital to purchase 1,458,597 Shares (the "SAC Shares").
The SAC Shares are held by the SAC Portfolio Funds in margin accounts maintained at Goldman Sachs & Co., Morgan Stanley & Co. and Credit Suisse Securities (USA) LLC.

Item 5 - Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the close of business on July 10, 2007, the Reporting Persons beneficially own an aggregate of 1,458,597 * Shares, representing approximately 2.7%* of the Shares outstanding. The percentages used herein are based upon the 54,378,618 Shares reported to be outstanding as of May 26, 2007 by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended September 30, 2006.

The SAC Management Companies and Mr. Cohen own directly no Shares. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates, SAC Meridian and SAC Select. Pursuant to an investment management agreement, Sigma Capital Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls each of the SAC Management Companies. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 912,900 * Shares (constituting approximately 1.7%* of the Shares outstanding), (ii) Sigma Capital Management and Mr. Cohen may be deemed to own beneficially 100,000 Shares (constituting approximately 0.2% of the Shares outstanding) and (iii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 445,697 Shares (constituting approximately 0.8% of the Shares outstanding). Each of the SAC Management Companies and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this Schedule 13D.

* The number of Shares reported herein includes 182,000 Shares receivable upon the exercise of call options.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of Shares.

     (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 912,900 * Shares, constituting approximately 1.7%* of such class of securities;

     (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 912,900 * Shares, constituting approximately 1.7%* of such class of securities;

     (iii) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 100,000 Shares, constituting approximately 0.2% of such class of securities;

     (iv) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 445,697 Shares, constituting approximately 0.8% of such class of securities; and

     (v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,458,597* Shares, constituting approximately 2.7%* of such class of securities.

(c) Information concerning transactions in the Shares effected by the SAC Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A and is incorporated by reference. Except for the transactions by the SAC Reporting Persons set forth on Schedule A hereto, since the filing of the Original Schedule 13D there were no transactions in the Shares effected by the SAC Management Companies, nor, to the best of the knowledge of the SAC Management Companies any of the SAC Management Companies' executive officers or members. All of the transactions in Shares listed on Schedule A hereto were effected in the open market from July 5, 2007 to July 10, 2007 through various brokerage entities.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares outstanding on July 10, 2007.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Original Schedule 13D as Exhibit A, with respect to the joint filing of the Original Schedule 13D and any amendment or amendments thereto.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such transactions may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these transactions, the Reporting Persons currently have long economic exposure to 13,800 Shares, and short economic exposure to 25,400 Shares through such transactions. Further, the Reporting Persons have sold listed put option contracts based upon the value of the Shares. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 130,000 Shares through such contracts. These transactions and contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such transactions or contracts or that may be held from time to time by any counterparties to such transactions or contracts.

As set forth in Schedule A, which is incorporated by reference, certain of the Reporting Persons hold, as of the close of business on July 10, 2007, options to acquire an aggregate of 182,000 Shares. Unless otherwise noted, such options were acquired on the open market. Such options are included in the beneficial ownership amounts reported on this Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.


Date: July 12, 2007                              S.A.C. CAPITAL ADVISORS, LLC

                                                 By: /s/ Peter Nussbaum
                                                     ---------------------------
                                                 Name:   Peter Nussbaum
                                                 Title:  Authorized Person


Date: July 12, 2007                              S.A.C. CAPITAL MANAGEMENT, LLC

                                                 By: /s/ Peter Nussbaum
                                                     ---------------------------
                                                 Name:   Peter Nussbaum
                                                 Title:  Authorized Person


Date: July 12, 2007                              SIGMA CAPITAL MANAGEMENT, LLC

                                                 By: /s/ Peter Nussbaum
                                                     ---------------------------
                                                 Name:   Peter Nussbaum
                                                 Title:  Authorized Person


Date: July 12, 2007                              CR INTRINSIC INVESTORS, LLC

                                                 By: /s/ Peter Nussbaum
                                                     ---------------------------
                                                 Name:   Peter Nussbaum
                                                 Title:  Authorized Person


Date: July 12, 2007                              STEVEN A. COHEN

                                                 By: /s/ Peter Nussbaum
                                                     ---------------------------
                                                 Name:   Peter Nussbaum
                                                 Title:  Authorized Person


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001

                                                                      Schedule A
                                 TRADING HISTORY

Transacting Entity             Quantity         Price Per Share ($)  TradeDate
                               Purchased (Sold)
S.A.C. Meridian Fund, LLC                400                   67.83    7/5/2007
S.A.C. Meridian Fund, LLC               (200)                  67.83    7/5/2007
S.A.C. Meridian Fund, LLC               (200)                  67.89    7/5/2007
S.A.C. Meridian Fund, LLC               (100)                  67.97    7/5/2007
S.A.C. Capital Associates, LLC        10,000       0.8 (Call Option)    7/5/2007
S.A.C. Meridian Fund, LLC                100                   67.98    7/5/2007
CR Intrinsic Investments, LLC         (5,603)                  67.99    7/5/2007
CR Intrinsic Investments, LLC           (100)                     68    7/5/2007
S.A.C. Capital Associates, LLC        25,000                      68    7/5/2007
CR Intrinsic Investments, LLC           (100)                  68.01    7/5/2007
CR Intrinsic Investments, LLC         (1,100)                  68.02    7/5/2007
S.A.C. Meridian Fund, LLC                100                   68.16    7/5/2007
S.A.C. Capital Associates, LLC           100                  68.495    7/5/2007
S.A.C. Capital Associates, LLC           302                    68.5    7/5/2007
S.A.C. Capital Associates, LLC           400                   68.51    7/5/2007
S.A.C. Capital Associates, LLC           200                 68.5125    7/5/2007
S.A.C. Capital Associates, LLC           100                  68.515    7/5/2007
S.A.C. Capital Associates, LLC         2,100                   68.52    7/5/2007
S.A.C. Capital Associates, LLC        50,000     0.998 (Call Option)    7/5/2007
S.A.C. Capital Associates, LLC           200                   68.53    7/5/2007
S.A.C. Capital Associates, LLC         6,781                   68.54    7/5/2007
S.A.C. Capital Associates, LLC         2,317                   68.55    7/5/2007
S.A.C. Meridian Fund, LLC                200                   68.69    7/5/2007
S.A.C. Capital Associates, LLC         1,000       0.3 (Call Option)    7/6/2007
S.A.C. Capital Associates, LLC         1,000      0.35 (Call Option)    7/6/2007
S.A.C. Capital Associates, LLC        50,000      0.35 (Call Option)    7/6/2007
S.A.C. Capital Associates, LLC        50,000    0.3745 (Call Option)    7/6/2007
CR Intrinsic Investments, LLC         26,200                    71.5    7/6/2007
Sigma Capital Associates, LLC         14,700)                   71.5    7/6/2007
Sigma Capital Associates, LLC         (1,600)                  71.51    7/6/2007
Sigma Capital Associates, LLC           (800)                  71.52    7/6/2007
Sigma Capital Associates, LLC         (1,400)                  71.53    7/6/2007
Sigma Capital Associates, LLC         (1,500)                  71.54    7/6/2007
S.A.C. Select Fund, LLC                  200                    71.6    7/6/2007
Sigma Capital Associates, LLC         (2,800)                   71.6    7/6/2007
S.A.C. Select Fund, LLC                  100                   71.61    7/6/2007
Sigma Capital Associates, LLC         (1,600)                  71.61    7/6/2007
S.A.C. Select Fund, LLC                  100                   71.62    7/6/2007
Sigma Capital Associates, LLC           (300)                  71.62    7/6/2007
S.A.C. Select Fund, LLC                  300                   71.63    7/6/2007
Sigma Capital Associates, LLC           (300)                  71.63    7/6/2007
S.A.C. Select Fund, LLC                  100                   71.64    7/6/2007
S.A.C. Select Fund, LLC                  300                   71.65    7/6/2007
S.A.C. Meridian Fund, LLC             (1,000)                   71.7    7/6/2007
Sigma Capital Associates, LLC       (135,000)                   71.7    7/6/2007
S.A.C. Select Fund, LLC                  100                   71.71    7/6/2007
S.A.C. Select Fund, LLC                  100                   71.72    7/6/2007

S.A.C. Select Fund, LLC                  100                   71.73    7/6/2007
S.A.C. Select Fund, LLC                  800                   71.75    7/6/2007
Sigma Capital Associates, LLC         (4,100)                  71.75    7/6/2007
Sigma Capital Associates, LLC         (1,200)                  71.77    7/6/2007
Sigma Capital Associates, LLC           (100)                  71.78    7/6/2007
S.A.C. Meridian Fund, LLC               (400)              71.780125    7/6/2007
S.A.C. Meridian Fund, LLC             (2,200)              71.798032    7/6/2007
Sigma Capital Associates, LLC         (4,200)                   71.8    7/6/2007
Sigma Capital Associates, LLC         (1,100)                 71.805    7/6/2007
S.A.C. Meridian Fund, LLC             (2,000)                71.8105    7/6/2007
S.A.C. Meridian Fund, LLC               (600)                  71.83    7/6/2007
Sigma Capital Associates, LLC         (1,400)                  71.84    7/6/2007
Sigma Capital Associates, LLC         (2,800)                  71.85    7/6/2007
S.A.C. Meridian Fund, LLC               (100)                  71.88    7/6/2007
S.A.C. Capital Associates, LLC       (30,000)      2.2 (Call Option)    7/6/2007
S.A.C. Select Fund, LLC               (5,100)                  71.89    7/6/2007
CR Intrinsic Investments, LLC        (79,000)                   71.9    7/6/2007
S.A.C. Select Fund, LLC               (1,900)                   71.9    7/6/2007
Sigma Capital Associates, LLC           (100)                   71.9    7/6/2007
CR Intrinsic Investments, LLC           (800)                  71.91    7/6/2007
S.A.C. Meridian Fund, LLC                100                   71.91    7/6/2007
S.A.C. Select Fund, LLC                 (100)                  71.91    7/6/2007
S.A.C. Meridian Fund, LLC             (1,900)              71.912105    7/6/2007
CR Intrinsic Investments, LLC         (5,200)                  71.92    7/6/2007
S.A.C. Select Fund, LLC                 (700)                  71.92    7/6/2007
S.A.C. Select Fund, LLC                 (300)                  71.93    7/6/2007
S.A.C. Select Fund, LLC               (2,200)                  71.94    7/6/2007
S.A.C. Select Fund, LLC               (1,600)                  71.95    7/6/2007
Sigma Capital Associates, LLC         (5,900)                  71.95    7/6/2007
Sigma Capital Associates, LLC         (2,000)                  71.96    7/6/2007
S.A.C. Meridian Fund, LLC             (1,400)              71.960214    7/6/2007
S.A.C. Meridian Fund, LLC             (1,300)              71.962538    7/6/2007
Sigma Capital Associates, LLC           (500)                  71.97    7/6/2007
Sigma Capital Associates, LLC         (1,600)                  71.98    7/6/2007
S.A.C. Meridian Fund, LLC               (400)                     72    7/6/2007
S.A.C. Select Fund, LLC                 (100)                  72.01    7/6/2007
S.A.C. Meridian Fund, LLC                200                   71.34    7/9/2007
S.A.C. Meridian Fund, LLC                100                   71.49    7/9/2007
S.A.C. Select Fund, LLC                 (182)                  71.61    7/9/2007
S.A.C. Select Fund, LLC               (3,218)                  71.62    7/9/2007
S.A.C. Select Fund, LLC               (2,600)                  71.63    7/9/2007
S.A.C. Select Fund, LLC               (1,500)                  71.64    7/9/2007
S.A.C. Select Fund, LLC               (5,900)                  71.65    7/9/2007
S.A.C. Select Fund, LLC               (2,700)                  71.66    7/9/2007
S.A.C. Select Fund, LLC               (1,300)                  71.67    7/9/2007
S.A.C. Select Fund, LLC               (1,500)                  71.68    7/9/2007
S.A.C. Select Fund, LLC                 (500)                  71.69    7/9/2007
S.A.C. Select Fund, LLC                 (200)                   71.7    7/9/2007
S.A.C. Select Fund, LLC                 (300)                  71.71    7/9/2007
S.A.C. Meridian Fund, LLC               (500)                  71.72    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  71.72    7/9/2007
S.A.C. Select Fund, LLC                 (600)                  71.73    7/9/2007

S.A.C. Select Fund, LLC               (1,000)                  71.74    7/9/2007
S.A.C. Select Fund, LLC               (1,300)                  71.75    7/9/2007
S.A.C. Select Fund, LLC               (1,300)                  71.76    7/9/2007
S.A.C. Select Fund, LLC               (1,500)                  71.77    7/9/2007
S.A.C. Select Fund, LLC               (1,800)                  71.78    7/9/2007
CR Intrinsic Investments, LLC         (5,300)                  71.79    7/9/2007
S.A.C. Select Fund, LLC                 (600)                  71.79    7/9/2007
CR Intrinsic Investments, LLC        (53,500)                   71.8    7/9/2007
S.A.C. Select Fund, LLC               (2,100)                   71.8    7/9/2007
S.A.C. Select Fund, LLC                 (700)                71.8001    7/9/2007
CR Intrinsic Investments, LLC        (13,800)                  71.81    7/9/2007
S.A.C. Select Fund, LLC                 (900)                  71.81    7/9/2007
CR Intrinsic Investments, LLC         (6,040)                  71.82    7/9/2007
S.A.C. Select Fund, LLC               (1,200)                  71.82    7/9/2007
CR Intrinsic Investments, LLC        (11,660)                  71.83    7/9/2007
S.A.C. Select Fund, LLC                 (400)                  71.83    7/9/2007
CR Intrinsic Investments, LLC         (1,300)                  71.84    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  71.84    7/9/2007
S.A.C. Select Fund, LLC               (1,600)                71.8424    7/9/2007
CR Intrinsic Investments, LLC        (50,900)                  71.85    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  71.85    7/9/2007
CR Intrinsic Investments, LLC           (900)                  71.86    7/9/2007
S.A.C. Select Fund, LLC                 (700)                  71.86    7/9/2007
CR Intrinsic Investments, LLC       (100,900)                  71.87    7/9/2007
S.A.C. Select Fund, LLC                 (400)                  71.87    7/9/2007
S.A.C. Meridian Fund, LLC               (200)                  71.88    7/9/2007
S.A.C. Select Fund, LLC                 (500)                   71.9    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  71.92    7/9/2007
S.A.C. Select Fund, LLC                 (100)                  71.93    7/9/2007
S.A.C. Select Fund, LLC                 (100)                  71.94    7/9/2007
S.A.C. Select Fund, LLC                 (700)                  71.95    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  71.96    7/9/2007
S.A.C. Select Fund, LLC                 (100)                  71.98    7/9/2007
S.A.C. MultiQuant Fund, LLC             (200)                     72    7/9/2007
S.A.C. Select Fund, LLC                 (400)                     72    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  72.01    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  72.02    7/9/2007
S.A.C. MultiQuant Fund, LLC              200                   72.03    7/9/2007
S.A.C. Select Fund, LLC                 (300)                  72.03    7/9/2007
S.A.C. Select Fund, LLC                 (200)                  72.13    7/9/2007
S.A.C. Select Fund, LLC                 (100)                  72.14    7/9/2007
CR Intrinsic Investments, LLC        (21,400)                  72.25    7/9/2007
S.A.C. Select Fund, LLC               (3,600)                  70.15   7/10/2007
S.A.C. Select Fund, LLC               (9,200)                  70.16   7/10/2007
Sigma Capital Associates, LLC            600                   70.16   7/10/2007
S.A.C. Select Fund, LLC               (7,800)                  70.17   7/10/2007
S.A.C. Select Fund, LLC                 (300)                70.1749   7/10/2007
S.A.C. Select Fund, LLC              (11,900)                  70.18   7/10/2007
Sigma Capital Associates, LLC            900                   70.18   7/10/2007
S.A.C. Select Fund, LLC               (8,900)                  70.19   7/10/2007
Sigma Capital Associates, LLC          1,300                   70.19   7/10/2007
S.A.C. Select Fund, LLC               (6,300)                   70.2   7/10/2007

Sigma Capital Associates, LLC          2,200                    70.2   7/10/2007
CR Intrinsic Investments, LLC          (700)                  70.205   7/10/2007
CR Intrinsic Investments, LLC          (400)                   70.21   7/10/2007
S.A.C. Select Fund, LLC              (5,000)                   70.21   7/10/2007
S.A.C. Select Fund, LLC                 (100)                70.2115   7/10/2007
CR Intrinsic Investments, LLC        (18,300)                  70.22   7/10/2007
S.A.C. Capital Associates, LLC       (14,300)                  70.22   7/10/2007
S.A.C. Meridian Fund, LLC               (100)                  70.22   7/10/2007
S.A.C. Select Fund, LLC               (6,200)                  70.22   7/10/2007
CR Intrinsic Investments, LLC           (100)                 70.225   7/10/2007
S.A.C. Capital Associates, LLC          (700)                  70.23   7/10/2007
S.A.C. Select Fund, LLC               (7,000)                  70.23   7/10/2007
CR Intrinsic Investments, LLC         (1,800)                 70.235   7/10/2007
CR Intrinsic Investments, LLC           (500)                  70.24   7/10/2007
S.A.C. Capital Associates, LLC       (15,000)                  70.24   7/10/2007
S.A.C. Select Fund, LLC               (7,600)                  70.24   7/10/2007
CR Intrinsic Investments, LLC         (1,600)                 70.245   7/10/2007
S.A.C. Select Fund, LLC               (1,300)                70.2475   7/10/2007
CR Intrinsic Investments, LLC         45,300)                  70.25   7/10/2007
S.A.C. Capital Associates, LLC       (40,900)                  70.25   7/10/2007
S.A.C. Select Fund, LLC               (4,800)                  70.25   7/10/2007
S.A.C. Meridian Fund, LLC              1,800               70.253889   7/10/2007
S.A.C. Select Fund, LLC                 (500)                70.2554   7/10/2007
S.A.C. Capital Associates, LLC        (1,600)                  70.26   7/10/2007
S.A.C. Select Fund, LLC               (8,700)                  70.26   7/10/2007
Sigma Capital Associates, LLC            100                   70.26   7/10/2007
S.A.C. Capital Associates, LLC        (2,500)                  70.27   7/10/2007
S.A.C. Select Fund, LLC               (6,900)                  70.27   7/10/2007
Sigma Capital Associates, LLC          1,200                   70.27   7/10/2007
CR Intrinsic Investments, LLC         (1,100)                  70.28   7/10/2007
CR Intrinsic Investments, LLC         (3,900)                  70.29   7/10/2007
S.A.C. Capital Associates, LLC       (25,000)                  70.29   7/10/2007
S.A.C. Select Fund, LLC               (3,700)                  70.29   7/10/2007
CR Intrinsic Investments, LLC        (10,000)                   70.3   7/10/2007
S.A.C. Select Fund, LLC               (2,400)                   70.3   7/10/2007
Sigma Capital Associates, LLC            400                    70.3   7/10/2007
S.A.C. Select Fund, LLC               (4,200)                  70.31   7/10/2007
S.A.C. Select Fund, LLC               (4,000)                  70.32   7/10/2007
S.A.C. Select Fund, LLC               (1,900)                  70.33   7/10/2007
Sigma Capital Associates, LLC          3,300                   70.33   7/10/2007
S.A.C. Select Fund, LLC               (2,800)                  70.34   7/10/2007
CR Intrinsic Investments, LLC       (177,097)                  70.35   7/10/2007
S.A.C. Meridian Fund, LLC                100                   70.35   7/10/2007
S.A.C. Select Fund, LLC               (4,100)                  70.35   7/10/2007
CR Intrinsic Investments, LLC           (800)                 70.355   7/10/2007
CR Intrinsic Investments, LLC         (8,203)                  70.36   7/10/2007
S.A.C. Select Fund, LLC               (1,400)                  70.36   7/10/2007
S.A.C. Select Fund, LLC                 (100)                  70.37   7/10/2007
CR Intrinsic Investments, LLC        (15,000)                   70.4   7/10/2007
Sigma Capital Associates, LLC         30,000                   70.45   7/10/2007
Sigma Capital Associates, LLC            100                   70.48   7/10/2007
Sigma Capital Associates, LLC            100                   70.49   7/10/2007

CR Intrinsic Investments, LLC         (9,600)                   70.5   7/10/2007
Sigma Capital Associates, LLC          7,700                    70.5   7/10/2007
Sigma Capital Associates, LLC            200                   70.52   7/10/2007
CR Intrinsic Investments, LLC           (500)                  70.53   7/10/2007
Sigma Capital Associates, LLC            100                   70.53   7/10/2007
CR Intrinsic Investments, LLC           (100)                  70.54   7/10/2007
Sigma Capital Associates, LLC            700                   70.54   7/10/2007
CR Intrinsic Investments, LLC           (100)                  70.55   7/10/2007
Sigma Capital Associates, LLC            100                   70.55   7/10/2007
CR Intrinsic Investments, LLC           (100)                  70.56   7/10/2007
Sigma Capital Associates, LLC            300                   70.56   7/10/2007
Sigma Capital Associates, LLC            700                   70.58   7/10/2007
Sigma Capital Associates, LLC          1,100                   70.59   7/10/2007
CR Intrinsic Investments, LLC         (2,800)                   70.6   7/10/2007
Sigma Capital Associates, LLC          4,700                    70.6   7/10/2007
Sigma Capital Associates, LLC            600                   70.62   7/10/2007
CR Intrinsic Investments, LLC         (1,700)                  70.65   7/10/2007
Sigma Capital Associates, LLC            200                   70.65   7/10/2007
Sigma Capital Associates, LLC            600                   70.66   7/10/2007
CR Intrinsic Investments, LLC        200,000                   70.67   7/10/2007
CR Intrinsic Investments, LLC       (200,000)                  70.67   7/10/2007
Sigma Capital Associates, LLC            400                   70.68   7/10/2007
S.A.C. Meridian Fund, LLC                200                   70.69   7/10/2007
Sigma Capital Associates, LLC          2,100                   70.69   7/10/2007
CR Intrinsic Investments, LLC       (148,100)                   70.7   7/10/2007
Sigma Capital Associates, LLC          3,500                    70.7   7/10/2007
CR Intrinsic Investments, LLC        (18,900)                  70.71   7/10/2007
Sigma Capital Associates, LLC            500                   70.71   7/10/2007
CR Intrinsic Investments, LLC        (26,500)                  70.72   7/10/2007
Sigma Capital Associates, LLC          2,000                   70.72   7/10/2007
CR Intrinsic Investments, LLC         (9,100)                  70.73   7/10/2007
Sigma Capital Associates, LLC         10,500                   70.73   7/10/2007
CR Intrinsic Investments, LLC         (2,100)                  70.74   7/10/2007
Sigma Capital Associates, LLC          1,600                   70.74   7/10/2007
CR Intrinsic Investments, LLC        (25,000)                  70.75   7/10/2007
Sigma Capital Associates, LLC          2,900                   70.75   7/10/2007
Sigma Capital Associates, LLC            200                   70.76   7/10/2007
Sigma Capital Associates, LLC            500                   70.77   7/10/2007
CR Intrinsic Investments, LLC         (4,400)                  70.78   7/10/2007
Sigma Capital Associates, LLC          1,700                   70.78   7/10/2007
CR Intrinsic Investments, LLC         (9,200)                  70.79   7/10/2007
Sigma Capital Associates, LLC          1,200                   70.79   7/10/2007
CR Intrinsic Investments, LLC        (94,920)                   70.8   7/10/2007
Sigma Capital Associates, LLC         14,700                    70.8   7/10/2007
CR Intrinsic Investments, LLC         (1,200)                 70.805   7/10/2007
Sigma Capital Associates, LLC            200                  70.805   7/10/2007
CR Intrinsic Investments, LLC        (19,653)                  70.81   7/10/2007
Sigma Capital Associates, LLC            700                   70.81   7/10/2007
CR Intrinsic Investments, LLC         (2,100)                 70.815   7/10/2007
CR Intrinsic Investments, LLC         (8,048)                  70.82   7/10/2007
Sigma Capital Associates, LLC            100                   70.82   7/10/2007
CR Intrinsic Investments, LLC           (100)                 70.825   7/10/2007

CR Intrinsic Investments, LLC         (2,300)                  70.83   7/10/2007
CR Intrinsic Investments, LLC           (300)                  70.84   7/10/2007
CR Intrinsic Investments, LLC         (1,000)                  70.85   7/10/2007
CR Intrinsic Investments, LLC           (100)                 70.855   7/10/2007
CR Intrinsic Investments, LLC        (88,477)                   70.9   7/10/2007
CR Intrinsic Investments, LLC        (11,687)                  70.91   7/10/2007
CR Intrinsic Investments, LLC         (7,400)                  70.92   7/10/2007
CR Intrinsic Investments, LLC         (6,723)                  70.93   7/10/2007
CR Intrinsic Investments, LLC         (4,143)                  70.94   7/10/2007
CR Intrinsic Investments, LLC        (33,779)                  70.95   7/10/2007
S.A.C. Select Fund, LLC                 (200)                  70.95   7/10/2007
CR Intrinsic Investments, LLC         (1,900)                  70.96   7/10/2007
CR Intrinsic Investments, LLC         (3,100)                  70.97   7/10/2007
S.A.C. Select Fund, LLC                 (100)                  70.97   7/10/2007
CR Intrinsic Investments, LLC        (17,000)                     71   7/10/2007
S.A.C. Select Fund, LLC                 (600)                     71   7/10/2007
CR Intrinsic Investments, LLC         (4,670)                  71.01   7/10/2007
S.A.C. Select Fund, LLC                 (700)                  71.01   7/10/2007
CR Intrinsic Investments, LLC        (12,695)                  71.02   7/10/2007
S.A.C. Select Fund, LLC                 (400)                  71.02   7/10/2007
S.A.C. Select Fund, LLC                 (900)                  71.03   7/10/2007
S.A.C. Meridian Fund, LLC               (100)                  71.04   7/10/2007
S.A.C. Select Fund, LLC               (1,600)                  71.04   7/10/2007
CR Intrinsic Investments, LLC        (20,200)                  71.05   7/10/2007
S.A.C. Select Fund, LLC               (1,600)                  71.05   7/10/2007
CR Intrinsic Investments, LLC           (100)                71.0525   7/10/2007
CR Intrinsic Investments, LLC           (600)                 71.055   7/10/2007
CR Intrinsic Investments, LLC         (4,100)                  71.06   7/10/2007
S.A.C. Select Fund, LLC                 (800)                  71.06   7/10/2007
S.A.C. Select Fund, LLC                 (100)                  71.08   7/10/2007
CR Intrinsic Investments, LLC        (34,030)                   71.1   7/10/2007
S.A.C. Meridian Fund, LLC                100                    71.1   7/10/2007
S.A.C. Select Fund, LLC               (1,500)                   71.1   7/10/2007
CR Intrinsic Investments, LLC         (1,500)                 71.105   7/10/2007
S.A.C. Select Fund, LLC                 (400)                71.1077   7/10/2007
CR Intrinsic Investments, LLC         (3,600)                  71.11   7/10/2007
S.A.C. Select Fund, LLC               (2,500)                  71.11   7/10/2007
S.A.C. Select Fund, LLC               (2,100)                  71.12   7/10/2007
S.A.C. Select Fund, LLC               (1,700)                  71.13   7/10/2007
S.A.C. Select Fund, LLC               (1,300)                  71.14   7/10/2007
S.A.C. Select Fund, LLC                 (200)                71.1475   7/10/2007
CR Intrinsic Investments, LLC        (52,879)                  71.15   7/10/2007
S.A.C. Select Fund, LLC                 (600)                  71.15   7/10/2007
CR Intrinsic Investments, LLC         (3,891)                  71.16   7/10/2007
S.A.C. Select Fund, LLC               (1,000)                  71.16   7/10/2007
CR Intrinsic Investments, LLC         (1,000)                  71.18   7/10/2007
CR Intrinsic Investments, LLC           (100)                 71.185   7/10/2007
S.A.C. Meridian Fund, LLC               (200)                  71.25   7/10/2007
S.A.C. Capital Associates, LLC        35,000                    68.5   7/11/2007
CR Intrinsic Investments, LLC            100                   68.58   7/11/2007
CR Intrinsic Investments, LLC            900                   68.59   7/11/2007
CR Intrinsic Investments, LLC         23,600                    68.6   7/11/2007

S.A.C. Capital Associates, LLC           100                   68.63   7/11/2007
S.A.C. Capital Associates, LLC           200                   68.64   7/11/2007
S.A.C. Capital Associates, LLC        14,700                   68.65   7/11/2007
CR Intrinsic Investments, LLC          1,800                   68.71   7/11/2007
CR Intrinsic Investments, LLC          3,500                   68.72   7/11/2007
CR Intrinsic Investments, LLC          2,600                   68.73   7/11/2007
CR Intrinsic Investments, LLC            300                   68.74   7/11/2007
CR Intrinsic Investments, LLC         16,800                   68.75   7/11/2007
S.A.C. Select Fund, LLC                 (200)                  68.95   7/11/2007
S.A.C. Select Fund, LLC                 (700)                  68.96   7/11/2007
S.A.C. Select Fund, LLC                 (300)                  68.97   7/11/2007
S.A.C. Select Fund, LLC                 (200)                  68.98   7/11/2007
CR Intrinsic Investments, LLC         50,000                      69   7/11/2007
S.A.C. MultiQuant Fund, LLC             (100)                  69.04   7/11/2007
S.A.C. MultiQuant Fund, LLC              100                   69.06   7/11/2007
S.A.C. MultiQuant Fund, LLC             (100)                  69.09   7/11/2007
S.A.C. MultiQuant Fund, LLC              100                    69.1   7/11/2007